

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 12, 2017

Via E-mail
Mr. Gregory J. Larson
Chief Financial Officer
Host Hotels & Resorts, Inc.
Host Hotels & Resorts, L.P.
6903 Rockledge Drive, Suite 1500
Bethesda, MD, 20817

> **Re:** **Host Hotels & Resorts, Inc.**
> **Host Hotels & Resorts, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-14625 (Host Inc.)**
> **File No. 333-55807 (Host L.P.)**

Dear Mr. Larson:

We have reviewed your April 24, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2017 letter.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>15. Geographic and Business Segment Information, page 128</u>

We have considered your response to our prior comment two. Please elaborate on how you determined your operating segments meet the aggregation criteria of ASC Topic 280-10-50-11 to be aggregated into one reportable segment. In your response please address the following:

- Please expand on your determination that all of your hotels share similar economic characteristics. In your response, please address the fact that average room rate and revenue per available room appears to vary by property type as disclosed in your earnings release.
- Please elaborate on how you concluded all of your properties offer similar products and services and serve a similar type or class of customer. Your response should address how these criteria are similar among each property type (Urban, Suburban, Resort and Airport). For example, please explain to us how determined your resort properties serve a similar type or class of customer as your urban or airport properties.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities